U.S. SECURITIES AND EXCHANGE COMMISSION
Washington D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2016

Commission File No.:  001-04192

MFC Industrial Ltd.
(Translation of Registrant's name into English)

Suite #1860 ‑ 400 Burrard Street, Vancouver, British Columbia, Canada  V6C 3A6
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐ Yes	☒ No

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): ☐

NEWS RELEASE
Corporate MFC Industrial Ltd. Rene Randall 1 (604) 683 8286 ex 2 rrandall@bmgmt.com	Investors DresnerAllenCaron Inc. Joe Allen 1 (212) 691 8087 jallen@desnerallencaron.com
MFC INDUSTRIAL RECEIVES REGULATORY APPROVALS FOR ACQUISITION OF WESTERN EUROPEAN BANK

NEW YORK (January 11, 2016) . . . MFC Industrial Ltd. ("MFC" or the "Company") (NYSE: MIL) is pleased to announce that, further to its news releases dated December 31, 2015, it has received all necessary regulatory approvals to complete the acquisition of BAWAG Malta Bank Ltd., a Western European bank (the "Bank").

Bank Acquisition

Pursuant to the transaction, MFC will acquire the Bank from BAWAG P.S.K. Bank für Arbeit und Wirtschaft und Österreichische Postsparkasse Aktiengesellschaft for consideration equal to the net realizable value of the Bank at the time of closing, which the Company expects will be approximately €86 million. The Company expects that the acquisition will have no material impact on its liquidity.

As the Company has received all requisite approvals for the acquisition of the Bank, including the approvals of the European Central Bank and the Malta Financial Services Authority, it expects to complete the acquisition within January 2016, at which time the Bank will be renamed "MFC Merchant Bank Ltd."

Upon completion of the transaction, the Bank will focus on trade finance and merchant banking and will not be engaged in retail or general commercial banking activities. The Company expects to outsource the majority of the Bank's backroom operations, which will allow the Company to manage associated costs on a variable basis.

Long-Term Strategy

In the first quarter of 2015, we announced our strategy to leverage our trade finance and supply chain platform by offering additional and complementary trade and structured finance services and solutions to our existing customer base. Our organisation has a track record of over 20 years in the field of structured supply chain transactions and the proposed Bank acquisition is an integral part of this strategy.

Through ownership of an "in-house" bank, we will be able to supplement our core business with additional targeted trade and structured finance products, including, among others, collateral-based lending to suppliers and customers, factoring, discounting and forfaiting of receivables and issuing sureties.

To advance   our strategy and focus our priority, in 2015, we announced a strategic initiative to rationalize and deconsolidate our hydrocarbon and other resource assets. We have progressed with this plan and do not expect these discontinued assets to have a significant impact on our continuing operating results going forward.
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We believe that in order to successfully integrate the Bank and achieve our goals, we will need to rely on our strengths, being:

•	Longstanding relationships with our existing customers and suppliers and financial institutions
•	The experience of our management and other personnel located in strategic locations
•	Experience in industrial markets and logistics
•	Experience in structured trade finance
•	Our financial discipline;
•	Our strong cash and liquidity positions.

The following table provides highlights of our financial position as of September 30, 2015:

(US$ in thousands, except per share amounts and ratio)	September 30, 2015
Cash and cash equivalents	298,559
Securities	90
Trade receivables	120,423
Inventories – contracted at fixed prices or hedged	122,632
Inventories – other (1)	84,103
Current assets	870,347
Current liabilities	486,020
Working capital	384,327
Current ratio (2)	1.79
Total assets	1,022,326
Total liabilities	669,882
Shareholders' equity	351,306
Equity per common share	5.56

Notes:
(1)
Inventories – other includes the raw materials, work in progress and finished goods at our captive supply facilities and, to a much lesser extent, strategic inventories such as consignment positions and goods in transit.

(2)	The current ratio is calculated as current assets divided by current liabilities.

Gerardo Cortina, President and Chief Executive Officer of the MFC stated: "We are pleased to announce the receipt of requisite regulatory approvals and move forward with completing this acquisition. The addition of a bank to the MFC group is a significant step towards realizing on our long-term plans and, along with the other actions we have taken in the last year, will enhance the value of the company for our shareholders."

Mr. Cortina concluded: "We would like to thank everyone who has assisted with the Bank acquisition thus far, especially the professionals at Ganado Advocates, Heyne & Schweizer Rechtsanwälte and Deloitte and the executives at BAWAG P.S.K. Bank für Arbeit und Wirtschaft und Österreichische Postsparkasse Aktiengesellschaft. We look forward to welcoming our new colleagues at the Bank to MFC.

About MFC

MFC is a finance and supply chain company, which facilitates the working capital and other requirements of our customers and suppliers.  Our business activities involve customized structured financial solutions and are supported by captive sources and products secured by third parties.  We do business in multiple geographies and specialize in a wide range of industrial products such as metals, minerals, electricity/power, steel products, ferro-alloys, chemicals and wood products.
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Disclaimer for Forward‐Looking Information

This news release contains statements which are, or may be deemed to be, "forward‐looking statements" which are prospective in nature, including, without limitation, statements regarding anticipated benefits of the Company's Bank acquisition, future business prospects and any statements regarding beliefs, plans, expectations or intentions regarding the future. Forward‐looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward‐looking statements. Often, but not always, forward‐looking statements can be identified by the use of forward‐looking words such as "plans", "expects" or "does not expect", "is expected", "scheduled", "estimates", "forecasts", "projects", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. Such forward‐looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, revenues, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward‐looking statements. Important factors that could cause our actual results, revenues, performance or achievements to differ materially from our expectations include, among other things: (i) periodic fluctuations in financial results as a result of the nature of our business; (ii) economic and market conditions; (iii) competition in our business segments; (iv) our ability to complete the Bank acquisition, including satisfying remaining customary conditions; (v) our ability to integrate and realize the anticipated benefits of our acquisitions, including the acquisition of the Bank; (vi) counterparty risks; and (vii) other factors beyond our control. Such forward-looking statements should therefore be construed in light of such factors. Other than in accordance with its legal or regulatory obligations, the Company is not under any obligation and the Company expressly disclaims any intention or obligation to update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise. Additional information about these and other assumptions, risks and uncertainties are set out in our Annual Report on Form 20‐F filed with the U.S. Securities and Exchange Commission and our Management's Discussion and Analysis for the three and nine months ended September 30, 2015, filed with the Canadian securities regulators.
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NEWS RELEASE
Corporate MFC Industrial Ltd. Rene Randall 1 (604) 683 8286 ex 2 rrandall@bmgmt.com	Investors DresnerAllenCaron Inc. Joe Allen 1 (212) 691 8087 jallen@desnerallencaron.com
MFC INDUSTRIAL ANNOUNCES APPOINTMENT OF DIRECTOR

NEW YORK, January 11, 2016 . . . MFC Industrial Ltd. ("MFC", the "Company", "we" or "us") (NYSE: MIL) is pleased to announce that Jochen Dümler has been appointed to the board of directors of the Company.

Mr. Dümler was the former President and Chief Executive Officer of Euler Hermes North America, where he supervised a team of more than 500 people to permanently protect and insure approximately $150 billion, manage all credit insurance and bonding / surety lines, and oversee all Euler Hermes operations in the region. From 2002 to 2010, he was a Member of the Board of Management of Euler Hermes Kreditverischerung AG, and from 1995 to 2002 he was a Member of the Board of Management of PRISMA Kreditverischerung AG.  He is a member of the German-American Chamber of Commerce (New York City), a Member of the German Executive Roundtable (Washington, D.C.), and a Board Member of the German-American Partnership Program.

Gerardo Cortina, President and Chief Executive Officer of the Company, stated: "We are pleased to announce the appointment of Mr. Dümler as an additional independent director of the Company. We believe his extensive experience in trade insurance and risk management will bring another valuable perspective to our board of directors as we move forward towards our goals".

About MFC Industrial Ltd.

MFC is a finance and supply chain company, which facilitates the working capital and other requirements of our customers and suppliers.  Our business activities involve customized structured financial solutions and are supported by captive sources and products secured by third parties.  We do business in multiple geographies and specialize in a wide range of industrial products such as metals, minerals, electricity/power, steel products, ferro-alloys, chemicals and wood products.

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company:

MFC INDUSTRIAL LTD.
Suite 1860 – 400 Burrard Street
Vancouver, British Columbia
V6C 3A6

2.	Date of Material Change:

The material change described in this report occurred on January 8, 2016.

3.	News Release:

On January 11, 2016, MFC Industrial Ltd. (the "Company") issued a news release through the facilities of PR Newswire, which was also filed on SEDAR.

4.	Summary of Material Change:

Jochen Dümler was appointed to the Company's board of directors.

5.	Full Description of Material Change:

5.1 Full Description of Material Change:

Jochen Dümler was appointed to the Company's board of directors.

Mr. Dümler was the former President and Chief Executive Officer of Euler Hermes North America, where he supervised a team of more than 500 people to permanently protect and insure approximately $150 billion, manage all credit insurance and bonding / surety lines, and oversee all Euler Hermes operations in the region. From 2002 to 2010, he was a Member of the Board of Management of Euler Hermes Kreditverischerung AG, and from 1995 to 2002 he was a Member of the Board of Management of PRISMA Kreditverischerung AG.  He is a member of the German-American Chamber of Commerce (New York City), a Member of the German Executive Roundtable (Washington, D.C.), and a Board Member of the German-American Partnership Program.

5.2 Disclosure for Restructuring Transactions:

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102:

Not applicable.

7.	Omitted Information:

Not applicable.

8.	Executive Officer:

The following executive officer of the Company is knowledgeable about the material change and this report and may be contacted by any of the securities commissions respecting the material change and this report:

Samuel Morrow

Chief Financial Officer
Telephone: (604) 683-8286 (contact through Rene Randall)

9.	Date of Report:

January 11, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MFC INDUSTRIAL LTD.

By:	/s/ Samuel Morrow
Samuel Morrow
Chief Financial Officer

Date:	January 11, 2016